TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

RECEIVED

2005 NOV -8 P 1:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TATE & LYLE PLC

05012404

4 November 2005

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 15 October 2005 to 4 November 2005 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

PROCESSED
NOV 09 2005
THOMSON
FINANCIAL

Enc.

17 October 2005 - Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ('the Company') was informed on 14 October 2005 that Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the Company's ordinary share capital.

Deutsche Bank AG had previously reported holding 19,466,744 ordinary shares in the Company as at 25 July 2005 in which they had a notifiable interest which was then 3.99 per cent of the ordinary share capital.

1 November 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 31 October 2005 that, as at 28 October 2005, Causeway Capital Management LLC, through the registered holders listed below, has a notifiable interest in 19,761,775 ordinary shares in Tate & Lyle PLC, being 4.06 per cent. of the ordinary share capital.

Causeway Capital Management LLC had previously reported holding 15,614,242 ordinary shares in the Company as at 21 September 2005 in which they had a notifiable interest which was then 3.21 per cent of the ordinary share capital.

Registered Holder	Holding
Bank of New York Brussels: Grand Lodge	46,700
Bank of New York Brussels: WBNC – Central PA Teamsters 872304	329,600
Bank One Trust Company	61,700
Boston Safe Deposit and Trust	2,448,831
CBNY – Congregation of the Sisters – Causeway	62,600
CBNY – Incarnate Word Charitable Trust – Causeway	23,400
Chase Nominees Ltd	693,730
Citibank UK London	441,500
HSBC Global Custody Nominees (UK) Limited	887,500
Lloyds Bank Nominees	4,446,447
Nortrust Nominees Ltd	2,640,212
The Bank of New York (Nominees) Ltd	7,448,300
Brown Brothers Harriman & Co.	171,800
Cede & Co: Smith Barney Multiple Discipline Funds	
All Cap and International Funds	2,840
Citigroup Global Markets Inc: Multiple Discipline Accounts	56,615

2 November 2005 – Tate & Lyle PLC

TATE & LYLE BOARD APPOINTMENT

Tate & Lyle PLC announces today that Mr Robert Walker has been appointed as a Non-Executive Director with effect from 1 January 2006.

Robert Walker, aged 60, is currently Chairman of WH Smith PLC and Williams Lea Group Limited, and a Non-Executive Director of Wolseley Plc and Signet Group plc.

Robert Walker began his career in marketing at Procter & Gamble, then spent six years at McKinsey & Co. before joining PepsiCo International in 1976. He worked for PepsiCo Inc. for over 22 years, where he was a Division President responsible for the company's beverage business in Europe, Middle East, Africa and Asia. In May 1996 he joined the Board of Severn Trent Plc as a Non-Executive Director and then served as Chief Executive from August 2000 to February 2005.

Sir David Lees, Chairman of Tate & Lyle, said "I am delighted that Robert Walker is to join the Board as a Non-Executive Director. His extensive international business experience will be of great benefit to the Board."

CONTACTS

Ferne Hudson, Head of Media and Press Relations
Tel: 020 7626 6525 or Mobile 07713 067433

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.

Tate & Lyle PLC – 3 November 2005

ANNOUNCEMENT OF INTERIM RESULTS

For the six months ended 30 September 2005

INTERIM RESULTS TO 30 SEPTEMBER (UNAUDITED)	2005	2004
Profit before tax, exceptional items and amortisation of patents[1]	**£136m**	£127m
Profit before taxation	**£135m**	£83m
Diluted earnings per share before exceptional items and amortisation of patents	**19.5p**	18.2p
Diluted earnings per share	**19.5p**	12.5p
Interim dividend per share	**5.9p**	5.7p

[1] Before exceptional credit of £1 million (2004 – net exceptional charges of £42 million) and amortisation of patents of £2 million (2004 – £2 million)

- **Profit before tax, exceptional items and amortisation of patents up 7% at £136 million**
- **SPLENDA® Sucralose sales growth of 19%**
- **Food & Industrial Ingredients Americas profit before interest, exceptional items and amortisation of patents up 20%**
- **Strong balance sheet and financial ratios**
- **£100 million expansion in US Loudon and Sagamore facilities announced**
- **Interim dividend increased by 3.5% (0.2p) to 5.9p per share**

"We have delivered a good start to the financial year despite higher energy and transport costs across our businesses with Food & Industrial Ingredients Americas and SPLENDA® Sucralose continuing to make good progress. The £100 million expansion programme at our Loudon and Sagamore facilities in the USA is underway and on track. Both these investments will increase efficiency, the production of value added products, and will offer significant environmental benefits.

Whilst higher energy and transport costs will continue to impact profitability in the second half of this financial year, we expect the results of the Group for the year as a whole to reflect satisfactory progress."

Sir David Lees
Chairman

Iain Ferguson CBE
Chief Executive

An interim statement for the six months ended 30 September 2005 will be posted to shareholders shortly, and will be obtainable from The Company Secretary, Tate & Lyle PLC, Sugar Quay, Lower Thames Street, London EC3R 6DQ.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

Webcast and Conference Call

A presentation of the results by Chief Executive, Iain Ferguson and Group Finance Director, Simon Gifford will be audio webcast live at 10.00am (GMT) today. To view the presentation slides and/or listen to a live audio webcast of the presentation, visit http://cm01.vavos.net/xl?preid=102050 or http://www.tateandlyle.com/TateAndLyle/ir_investor_relations/results/default.htm. Please note that remote listeners will not be able to ask questions during the Q&A session. A webcast replay of the presentation will be available for six months, at the links above.

In addition a conference call for analysts and investors will be held today at 15.00 (GMT), 10.00am (Eastern).

Dial In (US): 718-354-1172

Dial In (UK): +44(0)20 7365 1849

A replay is scheduled to run from 4 November to 11 November, 2005

Replay (US): 718-354-1112

Replay (UK): +44(0)20 7784 1024

Passcode: 3240227

STATEMENT OF INTERIM RESULTS

Basis of preparation

From 1 April 2005, Tate & Lyle PLC adopted International Financial Reporting Standards ("IFRS") having previously reported results under UK GAAP. These results are therefore prepared for the first time under IFRS. Further details are set out in Note 1.

Comparatives figures refer to the six months to 30 September 2004 unless otherwise stated. The comparative figures have been restated on an IFRS basis.

Overview

Profit before tax, exceptional items and amortisation of patents for the six months to 30 September 2005 was 7% higher at £136 million (£127 million). A good first half in Food & Industrial Ingredients Americas and SPLENDA® Sucralose was partially offset by lower profit from Sugars Europe.

Profit before tax was £135 million (£83 million) benefiting from the absence of last year's exceptional charge of £42 million which mainly related to the settlement of the US high fructose corn syrup civil class action suit.

As anticipated, the financial year ending 31 March 2006 is proving to be a year of consolidation as we increase our investment in value added products to generate future profit growth. Our capital expenditure expansion projects are on schedule and within budget. Capital expenditure in the first half of £111 million was, as expected, nearly double depreciation of £63 million.

The adoption of IFRS increased net debt of £451 million at 31 March 2005, as previously reported under UK GAAP, by £20 million due to the proportional consolidation of joint ventures. An additional increase of £58 million took place on 1 April 2005 following the adoption of IAS39. The cash outflow during the six month period to 30 September 2005 was £83 million, partly due to capital expenditure initiatives, leading to net debt at 30 September 2005 of £612 million. At 30 September 2005, the net debt to earnings before interest, tax, depreciation and total amortisation ("EBITDA") multiple was 1.4 times (1.3 times).

Following our announcement on 23 June 2005 regarding the potential effect on our businesses of the proposed changes to the EU sugar regime, there has been no new information on, or clarification of, the proposals by the European Commission. Our vigorous efforts to achieve an equitable solution for our European Food & Industrial Ingredients and Sugar businesses continue. The EU Commission has stated that it expects to announce final proposals for the EU sugar regime towards the end of November 2005. When we have sufficient clarity over the final regime reform we will be in a position to begin the process of consulting with the workforce of the affected businesses and to finalise our plans to mitigate the actual impact on our various businesses. We will make a further announcement on developments following publication of the final proposals.

The Board has declared an interim dividend of 5.9p per share, an increase of 0.2p (3.5%). This will be paid on 10 January 2006 to shareholders registered on 9 December 2005.

Results for the six months to 30 September 2005

Sales were £1,868 million (£1,665 million). Exchange translation increased sales by £17 million.

Profit before interest and exceptional items was £153 million (£140 million) before a £2 million (£2 million) charge for amortisation of patents.

The net interest charge increased to £17 million (£13 million) due mainly to higher interest rates. Interest cover was 9.0 times (10.8 times).

Profit before tax, exceptional items and amortisation of patents was £136 million (£127 million). Exchange translation increased profit before interest and profit before tax by £2 million.

Profit before tax was £135 million (£83 million). The effective rate of tax on profit before exceptional items and amortisation of patents was 29.0% (year to 31 March 2005 28.4%).

Diluted earnings per share before exceptional items and amortisation of patents were 19.5p (18.2p), and after exceptional items and amortisation of patents were 19.5p (12.5p).

Operating profit before depreciation, exceptional items and total amortisation provided cash flow of £217 million (£204 million). Cash generated from operations was £166 million. Capital expenditure totalled £111 million (£63 million) and there was no investment expenditure in the period (£75 million). The cash outflow for the six months was £83 million leading to a net debt at 30 September 2005 of £612 million.

Segmental Analysis of Profit before Interest, Exceptional Items and Amortisation of Patents

Food & Industrial Ingredients, Americas

Profits of £55 million were £9 million higher.

Profitability from both value added food and industrial ingredients continued to grow with higher volumes and total gross margins. Volumes and total gross margins on commodity products have also increased. In the latter part of the period, sales of ethanol benefited from higher fuel prices and lower corn costs. The cost of corn less by-product revenues was lower. These benefits were partially offset by higher energy and transport costs which we will seek to recover in the 2006 calendar year sweetener pricing round.

The improvement in citric acid continued with higher selling prices and volumes. The Aquasta™ astaxanthin plant made a small loss. Almex, our Mexican joint venture, made a small profit.

Construction of the Bio-PDO™ plant in Loudon, Tennessee for our joint venture with DuPont is well underway and on schedule for completion in March 2006. The Xanthan semi-works facility in Decatur, Illinois has commenced industrial sales. Work has started on the expansion and efficiency project in Loudon and the Sagamore food ingredient expansion in Lafayette, Indiana, which together have a total project cost of £100 million.

Food & Industrial Ingredients, Europe

Profits of £28 million were £6 million higher with exchange translation accounting for £1 million of that improvement.

Sales volumes were slightly higher, particularly from value added products and alcohol, the latter benefiting from the EU biofuel programme. These were partially offset by lower selling prices on commodity products following the competitive 2005 calendar year pricing round. Compared to the prior period, raw material prices were somewhat lower. Looking ahead, higher energy and transport costs will need to be recovered through increased selling prices if margins are to be maintained. Profits in the joint venture business in Central Europe were similar to the comparative period.

In response to the oversupply in the European sugar market, the EU has declassified 1.9 million tonnes (approximately 11%) of quota reducing product for sale on domestic markets or for export restitution. This is intended to balance supply and demand in the total European sugar market. Isoglucose produced by Food & Industrial Ingredients Europe is one of the products covered by this order and, as a result, profitability will be impacted in the second half year.

Sucralose

Profits of £33 million from our SPLENDA® Sucralose business were £7 million higher than in the comparative period. £4 million of the increase was due to an IFRS stock adjustment in the comparative period. Market share increased in all three sectors (food, beverage and pharmaceutical).

There have been a number of major US diet beverage product launches with SPLENDA® Sucralose in the period as well as flavoured waters. During the last eighteen months the "Sweetened with SPLENDA®" brand logo has been approved for use on over 1,200 consumer products.

Sales totalled £74 million (£62 million). Demand continued to outstrip production even though capacity was increased during the period as part of the first expansion project at the McIntosh, Alabama plant was brought on stream. The completion of this and the second expansion project at McIntosh, both due to be finished by April 2006, are on schedule and on budget, as is the building of a new plant in Singapore with a completion date of January 2007. Start-up costs were £2 million in the first half and are expected to total £7 million in the full year. We expect profit in the second half to be slightly ahead of the first half, benefiting from higher production as the first expansion project at McIntosh is gradually implemented during the second half.

Sugars, Americas & Asia

Profits of £13 million were £1 million below the comparative period. Exchange translation increased profit by £1 million.

Profits at Tate & Lyle Canada were slightly lower with reduced volumes caused by US Sugar being attracted into Canada by higher world raw sugar prices and a favourable exchange rate. The mark to market gain on raw sugar stocks was £2 million (£2 million).

Occidente, our Mexican joint venture, and Nghe An Tate & Lyle in Vietnam performed broadly in line with the comparative period.

Sugars, Europe

Profits of £24 million were £8 million lower with reduced earnings from EU Sugar refining operations being partially mitigated by improved profits from sugar trading and our joint venture East European sugar beet operations.

The EU sugar refining businesses were impacted by a combination of oversupply in the market and an increase in export licence costs. The latter have subsequently reduced slightly. The declassification of quota detailed under Food & Industrial Ingredients Europe is intended to balance supply and demand and should also lead to an easing of pressure for export licences.

Energy costs were higher. A fire at our Portuguese refinery resulted in a loss of raw sugar stock and a small loss in our reinsurance business.

The sugar trading and molasses businesses reported strong performances. Our Eastern Sugar joint venture also improved profits in the first half although the full year performance is expected to be broadly in line with the prior year.

Energy

We continue to strive to reduce our energy costs through our efficiency programme, capital expenditure initiatives and taking forward cover where appropriate. However, whilst these have acted as mitigating factors, if prices remain at current levels energy costs are expected to be £30 million higher in the year ending March 2006 and result, as we stated in our September 2005 trading update, in a further £40 million costs in the year ending March 2007. We aim to recover this through product pricing.

Retirement Benefits

After a negative exchange translation impact of £11 million, the deficit for pension and healthcare liabilities under IAS19 during the last six months has increased by £3 million to £247 million at September 2005. Pension liabilities have decreased by £6 million whilst healthcare liabilities have increased by £9 million.

Directors

As previously announced, Dr. Barry Zoumas was appointed as a Non-Executive Director from 1 May 2005 and Allen Yurko retired from the Board on 28 July 2005. On 2 November 2005 we announced the appointment of Robert Walker as a Non-Executive Director with effect from 1 January 2006. His extensive international business experience will be of great benefit to the Board.

Outlook

We have delivered a good start to the financial year despite higher energy and transport costs across our businesses with Food & Industrial Ingredients Americas and SPLENDA® Sucralose continuing to make good progress. The £100 million expansion programme at our Loudon and Sagamore facilities in the USA is underway and on track. Both these investments will increase efficiency, the production of value added products, and will offer significant environmental benefits.

Whilst higher energy and transport costs will continue to impact profitability in the second half of this financial year, we expect the results of the Group for the year as a whole to reflect satisfactory progress.

Sir David Lees	Iain Ferguson CBE
Chairman	Chief Executive

INDEPENDENT REVIEW REPORT TO TATE & LYLE PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2005 on pages 7 to 20 which comprises the consolidated interim income statement, the consolidated interim balance sheet, the consolidated interim statement of recognised income and expense, the consolidated interim statement of changes in equity, the consolidated interim cashflow statement and the notes to the interim statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority. As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
3 November 2005

TATE & LYLE PLC

CONSOLIDATED INTERIM INCOME STATEMENT

	Notes	**Six months to 30 September 2005 £m (1) unaudited**	Six months to 30 September 2004 £m (2) unaudited	Year to 31 March 2005 £m (2) unaudited
Sales	3	**1,868**	1,665	3,339
Operating profit	3	**152**	96	229
Interest income	5	**23**	6	34
Finance expense	5	**(40)**	(19)	(58)
Profit before tax		**135**	83	205
Income tax expense		**(39)**	(21)	(55)
Profit for the period		**96**	62	150
Profit for the period attributable to:				
Equity holders of the Company		**94**	59	146
Minority interest		**2**	3	4
Profit for the period		**96**	62	150
Earnings per share attributable to the equity holders of the Company		**pence**	pence	pence
– basic	6	**19.8**	12.5	31.0
– diluted	6	**19.5**	12.5	30.6
Proposed dividend per share	7	**5.9**	5.7	19.4

All activities relate to continuing operations.

(1) Reflects the adoption of IAS32 and IAS39. Refer to note 10.
(2) Does not reflect the adoption of IAS32 and IAS39. Refer to note 10.

Analysis of profit before tax			
Profit before tax	**135**	83	205
Exceptional items	**(1)**	42	45
Amortisation of patents	**2**	2	4
Profit before tax, exceptional items and amortisation of patents	**136**	127	254

TATE & LYLE PLC

CONSOLIDATED INTERIM BALANCE SHEET

	Notes	**30 September 2005 £m (1) unaudited**	30 September 2004 £m (2) unaudited	1 April 2005 £m (1) unaudited	31 March 2005 £m (2) unaudited
ASSETS					
Non-current assets					
Property, plant and equipment		**1,353**	1,266	1,262	1,262
Intangible assets		**193**	210	194	194
Investments in associates		**3**	3	3	3
Available-for-sale financial assets		**18**		17	
Derivative financial instruments	8	**32**		33	
Loans and receivables		**7**		10	
Other non-current assets			37		29
		1,606	1,516	1,519	1,488
Current assets					
Inventories		**378**	321	372	372
Trade and other receivables		**501**	418	449	418
Derivative financial instruments	8	**34**		35	
Cash and cash equivalents	8	**290**	130	375	384
Current asset investments	8		14		1
		1,203	883	1,231	1,175
TOTAL ASSETS		**2,809**	2,399	2,750	2,663
SHAREHOLDERS' EQUITY					
Capital and reserves attributable to the Company's equity holders:					
Share capital and capital reserves		**489**	465	481	483
Other reserves		**167**	124	132	124
Retained earnings		**374**	314	346	345
		1,030	903	959	952
Minority Interest		**31**	30	29	29
TOTAL SHAREHOLDERS' EQUITY		**1,061**	933	988	981
LIABILITIES					
Non-current liabilities					
Trade and other payables		**4**	2	3	8
Borrowings	8	**820**	527	803	788
Derivative financial instruments	8	**14**		20	
Deferred income tax liabilities		**40**	35	33	29
Retirement benefit obligations		**247**	245	244	244
Provisions for other liabilities and charges		**114**	115	118	118
		1,239	924	1,221	1,187
Current liabilities					
Trade and other payables		**377**	358	369	404
Current income tax liabilities		**9**	27	23	23
Borrowings and overdrafts	8	**107**	157	134	68
Derivative financial instruments	8	**16**		15	
		509	542	541	495
TOTAL LIABILITIES		**1,748**	1,466	1,762	1,682
TOTAL EQUITY AND LIABILITIES		**2,809**	2,399	2,750	2,663

(1) Reflects the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.
(2) Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.

CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months to 30 September 2005 £m [1] unaudited	Six months to 30 September 2004 £m [2] unaudited	Year to 31 March 2005 £m [2] unaudited
Exchange differences	**49**	22	1
Employee post-employment benefits:			
– net actuarial losses in post-employment benefit plans	**(1)**	(7)	(19)
– deferred taxation recognised directly in equity	**–**	3	5
Cash flow hedges:			
– net gains recognised directly in equity	**6**		
– deferred taxation recognised directly in equity	**(2)**		
Net investment hedges	**(18)**		
Net profit/(loss) recognised directly in equity	**34**	18	(13)
Profit for the period	**96**	62	150
Total recognised income and expense for the period	**130**	80	137

(1) Reflects the adoption of IAS32 and IAS39. Refer to note 10.
(2) Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Six months to 30 September 2005 £m [1] unaudited	Six months to 30 September 2004 £m [2] unaudited	Year to 31 March 2005 £m [2] unaudited
Balance at beginning of period	**981**	921	921
Impact of IAS 32/39 adoption (note 10)	**7**		
Balance at beginning of period, restated	**988**	921	921
Net profit/(loss) recognised directly in equity	**34**	18	(13)
Profit for the period [3]	**96**	62	150
Employee share option schemes:			
– value of employee services	**3**	2	4
– deferred taxation recognised directly in equity	**1**	1	2
Dividends	**(65)**	(62)	(90)
Ordinary shares issued	**4**	–	15
Ordinary shares acquired	**–**	(7)	(7)
Deferred taxation on unremitted earnings	**–**	(2)	(1)
Balance at end of period	**1,061**	933	981

(1) Reflects the adoption of IAS32 and IAS39. Refer to note 10.
(2) Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.
(3) Includes £2 million attributable to minority interests (six months to 30 September 2004: £3 million; year to 31 March 2005: £4 million).

TATE & LYLE PLC

CONSOLIDATED INTERIM CASHFLOW STATEMENT

	Notes	Six months to 30 September 2005 £m (1) unaudited	Six months to 30 September 2004 £m (2) unaudited	Year to 31 March 2005 £m (2) unaudited
Cash flows from operating activities				
Profit before tax for the period		**135**	83	205
Adjustments for:				
Depreciation and impairment losses		**63**	64	127
Amortisation (including patents)		**3**	2	5
Cost of employee share schemes		**2**	2	4
(Profit)/loss on disposal of property, plant and equipment		**(1)**	2	6
Profit on sale of other non-current assets			(16)	(16)
Interest income	5	**(23)**	(6)	(34)
Interest expense	5	**40**	19	58
Changes in working capital		**(53)**	(40)	(38)
Cash generated from operations		**166**	110	317
Interest paid		**(22)**	(12)	(42)
Income tax paid		**(52)**	(42)	(84)
Net cash generated from operating activities		**92**	56	191
Cash flows from investing activities				
Proceeds on disposal of property, plant and equipment		**1**	3	4
Proceeds on disposal of non-current assets			22	21
Proceeds on disposal of current asset investments			–	13
Interest received		**12**	1	21
Acquisitions of subsidiaries, net of cash acquired		**3**	(74)	(73)
Purchase of property, plant and equipment		**(111)**	(63)	(141)
Purchase of other non-current assets			(1)	(1)
Net cash used in investing activities		**(95)**	(112)	(156)
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		**4**	1	11
(Repayments)/proceeds from borrowings		**(30)**	91	258
Cash paid to acquire own shares		**–**	(6)	(1)
Dividends paid to minority shareholders of subsidiaries		**–**	–	(1)
Dividends paid to the Company's equity holders		**(65)**	(62)	(89)
Cash settlement of debt-related derivative instruments		**(7)**		
Net cash (used in)/from financing activities		**(98)**	24	178
Net (decrease)/increase in cash and cash equivalents	8	**(101)**	(32)	213
Cash and cash equivalents:				
Balance at beginning of period		**384**	157	157
Impact of IAS32/39 adoption (note 10)		**(9)**		
Balance at beginning of period, restated		**375**	157	157
Effect of changes in foreign exchange rates		**16**	5	14
Net (decrease)/increase in cash and cash equivalents		**(101)**	(32)	213
Balance at end of period		**290**	130	384

(1) Reflects the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.

(2) Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.

1. Presentation of interim financial statements

General information

The principal activities of Tate & Lyle PLC (the Company), its subsidiaries and joint ventures (together the Group) and its associates are the development, manufacture and marketing of food and industrial ingredients that have been made from renewable resources. The Group operates through 41 manufacturing plants and 20 additional production facilities in 28 countries, and in numerous partnerships and joint ventures, located predominantly in Europe, the Americas and in South East Asia.

The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Sugar Quay, Lower Thames Street, London EC3R 6DQ. The Company has its primary listing on the London Stock Exchange.

Basis of presentation

As previously reported, the Group will be presenting its financial statements prepared on the basis of International Financial Reporting Standards ("IFRS") and of Interpretations ("IFRIC") for the first time for the year to31 March 2006. These condensed consolidated interim financial statements, which are unaudited (hereafter "interim financial statements"), have been prepared in accordance with the listing rules of the UK Financial Services Authority and using the accounting policies referred to below, which are expected to be in place for use by EU-listed companies at 31 March 2006.

The Group has adopted the following amendments to IFRS earlier than required:

- December 2004 amendment to IAS19 *Employee Benefits* permitting the recognition of actuarial gains and losses directly in equity (from 1 April 2004);
- April 2005 amendment to IAS39 *Financial Instruments: Recognition and Measurement* concerning cash flow hedges of forecast intra-group transactions (from 1 April 2005); and
- June 2005 amendment to IAS39 concerning the fair value option (from 1 April 2005).

Those IFRS and IFRIC applied in the preparation of these interim financial statements are subject to ongoing review and endorsement by the European Commission and are, therefore, still subject to potential change.

These consolidated interim financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments.

The consolidated financial statements of the Group for periods up to and including 31 March 2005 had been prepared in accordance with the Companies Act 1985 and United Kingdom Accounting Standards ("UK GAAP"). UK GAAP differs in certain respects from IFRS. When preparing the Group's consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS.

To explain how the Group's reported financial performance and position are affected by these changes, an appendix to the Group's most recent Annual Report for the year to 31 March 2005 set out restatements to IFRS of key audited financial information under UK GAAP, together with explanations of the principal differences between UK GAAP and IFRS and the accounting policies which are used under IFRS. A copy of that Annual Report may be obtained from the Company or via the Group's web site: www.tateandlyle.com. The comparative information in these consolidated interim financial statements is as previously reported with the exception of a revision relating to goodwill and deferred taxation which results in a reduction in net assets and profit for the year to 31 March 2005 of £4 million (six months to 30 September 2004 - £2 million). In addition a £2 million credit has been reclassified from retained earnings to other reserves relating to accumulated translation differences.

With the exception of the adoption on 1 April 2005 of IAS32 *Financial Instruments: Disclosure and Presentation* and IAS39 *Financial Instruments: Recognition and Measurement*, the consolidated comparative information in respect of the year to 31 March 2005 and the six months to 30 September 2004 has also been restated to reflect these adjustments. The effects of the adoption of IAS32 and IAS39 on the Group's equity as at 1 April 2005 are described in note 10. At the same date the Group adopted IFRS4 *Insurance Contracts*, which did not result in a material change in the Group's accounting policies.

These consolidated interim financial statements are presented in pounds sterling which is the Group's presentation currency.

Statutory financial statements

The financial information presented here does not represent statutory accounts as defined in the Companies Act 1985. The Group's statutory financial statements for the year to 31 March 2005 were prepared under UK GAAP and filed with the Registrar of Companies. The auditors, PricewaterhouseCoopers LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Accounting policies

These consolidated interim financial statements have been prepared on a basis consistent with the IFRS accounting policies described in the appendix to the Group's most recent Annual Report for the year to 31 March 2005, with the exception of the Group's definition of exceptional items and the accounting policies applied to certain financial instruments from 1 April 2005, which are set out below.

Exceptional items
Exceptional items comprise items of income and expense that are material in amount and unlikely to recur and which merit separate disclosure in order to provide a better understanding of the Group's financial performance. Examples of events giving rise to the disclosure of material items of income and expense as exceptional items include, but are not limited to, impairment events, disposals of operations or individual assets, litigation claims by or against the Group and the restructuring of components of the Group's operations.

Available-for-sale financial assets
Equity instruments held by the Group that are designated as available-for-sale are carried at fair value, with movements in fair value recognised directly in equity.

Loans and receivables
Non-current receivables and loans granted are carried at amortised cost less provisions for impairments. Movements in carrying value are recognised in profit or loss.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Commodity trading instruments
Commodity instruments acquired for trading purposes are carried at fair value. Movements in fair value are recognised in profit or loss.

Commodity and treasury hedging instruments
Under IAS39, hedging relationships are categorised by type and must meet strict criteria to qualify for hedge accounting.
(a) Cash flow hedges
Hedges of firm commitments and highly probable forecast transactions, including forecast intra-group transactions that are expected to affect consolidated profit or loss, are designated as cash flow hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the hedging reserve in equity until the period during which the hedged forecast transaction affects profit or loss, at which point the cumulative gain or loss is recognised in profit or loss by offset against the hedged transaction.
(b) Fair value hedges
Hedges against the movement in fair value of recognised assets and liabilities are designated as fair value hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the income statement by offset against the hedged transaction.
(c) Hedges of net investments
Hedges of a net investment in a foreign operation are designated as hedges of net investments. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the translation reserve until the period during which a foreign operation is disposed of or partially disposed of, at which point the cumulative gain or loss is recognised in profit or loss, offsetting the cumulative difference recognised on the translation of the net investment.

Hedge accounting is discontinued when the hedging instrument no longer qualifies for hedge accounting. In the case of cash flow hedging relationships, the cumulative movement in the fair value of the hedging instrument previously recognised in equity is retained there until the forecast transaction affects profit or loss, unless the hedged transaction is no longer expected to occur, in which case the cumulative movement in fair value is transferred to profit or loss immediately.

Movements in the fair value of hedging instruments where the instrument failed to meet the IAS39 hedge accounting criteria or where the movement represents the ineffective portion of a qualifying hedging relationship are recognised in profit or loss immediately as other income and expense or net finance cost, as appropriate.

Embedded derivatives
Where an embedded derivative is not closely related to the host contract and where the host contract itself is not already recognised at fair value, the fair value of the embedded derivative is separately recognised. Movements in the fair value of the embedded derivative, except where the embedded derivative is designated as a cash flow hedging instrument, are recognised in profit or loss.

3. Segment information

A business segment is a group of operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. On 2 June 2005 the Group announced a realignment of the basis on which divisional performance is reported to reflect its evolving strategy. These divisions are the basis on which the Group reports its primary segment information, as set out below.

The segment results for the six months to September 2005 were as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	**550**	**394**	**74**	**129**	**785**	**1,932**
Inter-segment sales	**(3)**	**–**	**–**	**–**	**(61)**	**(64)**
External sales	**547**	**394**	**74**	**129**	**724**	**1,868**
Operating profit						
Before exceptional items and amortisation of patents (note 4)	**55**	**28**	**33**	**13**	**24**	**153**
Exceptional items	**–**	**–**	**–**	**–**	**1**	**1**
Amortisation of patents	**–**	**–**	**(2)**	**–**	**–**	**(2)**
Operating profit	**55**	**28**	**31**	**13**	**25**	**152**
Net finance costs						**(17)**
Profit before tax						**135**

The segment results for the six months to September 2004 were as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	541	387	62	120	598	1,708
Inter-segment sales	(2)	–	–	–	(41)	(43)
External sales	539	387	62	120	557	1,665
Operating profit						
Before exceptional items and amortisation of patents (note 4)	46	22	26	14	32	140
Exceptional items	(57)	–	–	16	(1)	(42)
Amortisation of patents	–	–	(2)	–	–	(2)
Operating profit	(11)	22	24	30	31	96
Net finance costs						(13)
Profit before tax						83

The segment results for the year to 31 March 2005 were as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	1,039	761	115	237	1,257	3,409
Inter-segment sales	(2)	–	–	–	(68)	(70)
External sales	1,037	761	115	237	1,189	3,339
Operating profit						
Before exceptional items and amortisation of patents (note 4)	96	44	46	20	72	278
Exceptional items	(55)	(4)	–	16	(2)	(45)
Amortisation of patents	–	–	(4)	–	–	(4)
Operating profit	41	40	42	36	70	229
Net finance costs						(24)
Profit before tax						205

The EU Commission has stated that it expects to announce final proposals for the EU Sugar Regime towards the end of November 2005. Our principal areas for concern are set out in pages 8 and 9 of the Chief Executive's Review in the Group's most recent Annual Report for the year to 31 March 2005, and in an announcement to the London Stock Exchange dated 23 June 2005. The uncertainty surrounding these proposals does not allow us to quantify the nature, scale and timing of the financial and accounting consequences at this stage.

4. Operating profit

Operating profit for the period is stated after the following (charges)/credits:

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Exceptional items	**1**	(42)	(45)
Amortisation of patents	**(2)**	(2)	(4)
	(1)	(44)	(49)

The patents were acquired as part of the Sucralose realignment in 2004.

Exceptional items are as follows:

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Loss related to settlement of litigation claims (i)	**–**	(56)	(55)
Gains on disposal of operations and assets (ii)	**1**	14	10
	1	(42)	(45)

i) Litigation claims in the prior year represent costs relating to the settlement of the High Fructose Corn Syrup class action lawsuit in the United States.

ii) Gains on disposal of operations and assets comprise a £1 million gain on the sale of fixed assets. The comparative period comprises a credit of £16 million, following settlement of the balance due on the loan note issued by the purchaser of Western Sugar, offset by other net losses on disposal of operations and assets of £2 million. In the year to 31 March 2005, additional net losses on disposal of operations and assets of £4 million were charged.

5. Net interest and finance expense

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Interest income	**23**	6	34
Interest expense	**(37)**	(17)	(55)
Net finance charge relating to retirement and post-employment benefit schemes	**(2)**	(2)	(3)
Fair value loss on interest-related derivative instruments	**(1)**		
Finance expense	**(40)**	(19)	(58)
Net interest and finance expense	**(17)**	(13)	(24)

6. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Parent Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

	Six months to 30 September 2005	Six months to 30 September 2004	Year to 31 March 2005
Profit attributable to equity holders of the Company (£million)	**94**	59	146
Weighted average number of ordinary shares in issue (millions)	**475.6**	470.6	471.7
Basic earnings per share (pence per share)	**19.8p**	12.5p	31.0p

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Dilutive potential ordinary shares arise from share options. For these, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months to 30 September 2005	Six months to 30 September 2004	Year to 31 March 2005
Profit attributable to equity holders of the Company (£million)	**94**	59	146
Weighted average number of ordinary shares in issue (millions)	**475.6**	470.6	471.7
Adjustments for dilutive effect of share options (millions)	**6.7**	2.1	4.8
Weighted average number of ordinary shares for diluted earnings per share (millions)	**482.3**	472.7	476.5
Diluted earnings per share (pence per share)	**19.5p**	12.5p	30.6p

Adjusted earnings per share

Adjusted earnings per share is stated excluding exceptional items and amortisation of patents (see note 4), as follows:

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year to 31 March 2005 £m
Profit attributable to equity holders of the Company	**94**	59	146
Adjustments for:			
- exceptional items (note 4)	**(1)**	42	45
- amortisation of patents (note 4)	**2**	2	4
- tax effect on the above adjustments	**(1)**	(17)	(17)
Adjusted profit	**94**	86	178
Adjusted diluted earnings per share (pence per share)	**19.5p**	18.2p	37.4p

7. Dividends

The directors have declared an interim dividend of £28 million out of the profit for the six months to 30 September 2005 (30 September 2004: £27 million), representing 5.9p per share (30 September 2004: 5.7p), payable on 10 January 2006. The final dividend for the year to 31 March 2005 of £65 million, representing 13.7p per share, was paid during the six months to 30 September 2005.

8. Net debt

The adoption of IFRS - and of IAS32 and IAS39 in particular - has altered the Group's net debt profile based on the definitions previously reported under UK GAAP. Following adoption of IFRS, cash and cash equivalents, bank overdrafts and borrowings now reflect the effects of various balance sheet reclassifications as well as the inclusion of the Group's share of joint ventures' net debt. Furthermore, derivative instruments used to manage the currency and interest rate risk of the Group's net debt profile which were presented as part of cash and cash equivalents, bank overdrafts and borrowings are now presented within the classifications derivative financial assets and derivative financial liabilities.

The components of the Group's net debt profile are as follows:

	30 September 2005 £m (1)	30 September 2004 £m (2)	1 April 2005 £m (1)	31 March 2005 £m (2)
Non-current borrowings	**(820)**	(527)	(803)	(788)
Borrowings and overdrafts (3)	**(107)**	(157)	(134)	(68)
Current asset investments		14		1
Cash and cash equivalents	**290**	130	375	384
Debt-related derivative instruments (4)	**25**		33	
Net debt	**(612)**	(540)	(529)	(471)

Movements in the Group's net debt profile are as follows:

	Six months to September 2005 £m (1)	Six months to 30 September 2004 £m (2)	Year to 31 March 2005 £m (2)
Balance at the beginning of period	**(471)**	(420)	(420)
Impact of IAS32/39 adoption (note 10)	**(58)**		
Balance at beginning of period, restated	**(529)**	(420)	(420)
(Decrease)/Increase in cash and cash equivalents in the period	**(101)**	(32)	213
Repayments/(proceeds) of borrowings	**30**	(91)	(258)
Cash inflow from movement in current asset investments		–	(13)
Exchange differences	**(12)**	3	7
Increase in net debt in the period	**(83)**	(120)	(51)
Balance at end of period	**(612)**	(540)	(471)

(1) Reflects the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items.

(2) Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items.

(3) Borrowings and overdrafts at 30 September 2005 include £45 million (1 April 2005 - £45 million; 31 March 2005 and 30 September 2004 – not applicable) in respect of securitised receivables.

(4) Derivative financial instruments presented within assets and liabilities in the balance sheet of £36 million net (1 April 2005 - £33 million net) comprise net debt-related instruments of £25 million net (1 April - £33 million net) and non debt-related instruments of £11 million net (1 April 2005 – £nil net).

9. Foreign exchange rates

Average exchange rates	**Six months to 30 September 2005**	Six months to 30 September 2004	Year to 31 March 2005
US Dollar £1 = $	**1.82**	1.81	1.85
Euro £1 = €	**1.47**	1.49	1.47
Canadian Dollar £1 = C$	**2.23**	2.42	2.36

Period end exchange rates	**30 September 2005**	30 September 2004	31 March 2005
US Dollar £1 = $	**1.77**	1.80	1.88
Euro £1 = €	**1.47**	1.46	1.45
Canadian Dollar £1 = C$	**2.06**	2.29	2.28

10. Adoption of IAS32 and IAS39

The Group adopted IAS32 *Financial Instruments: Presentation and Disclosure* and IAS39 *Financial Instruments: Recognition and Measurement* from 1 April 2005.

The restated unaudited consolidated balance sheet below shows the effects of adopting IAS32 and IAS39 on the Group's net equity as at 1 April 2005, previously reported under IFRS 1 in the Group's last Annual Report for the year to 31 March 2005.

A summary of the significant adjustments is set out in the following paragraphs.

(i) Under UK GAAP the Group reported other non-current assets and current asset investments of £29 million and £1 million respectively. These comprised: equity investments, now reclassified as available-for-sale financial assets; and loans and non-current receivables, now reclassified as loans and receivables.

- Available-for-sale financial assets are made up of other non-current assets previously carried at £15 million and current asset investments of £1 million. A fair value adjustment resulted in an increase of £1 million, which also increases other reserves by the same amount.

- Loans and receivables are made up of other non-current assets carried at £10 million.

In addition to the reclassifications described above, a further £4 million previously reported as other non-current assets has been reclassified as derivative financial instruments.

(ii) Certain of the Group's derivative financial instruments were not carried at fair value under UK GAAP. IFRS also requires separate presentation of derivative financial instruments on the balance sheet. Reclassifications from other financial assets and liabilities and accrued interest balances have been made, along with re-measurement adjustments, as reflected in the restated consolidated balance sheet.

(iii) The Group's Food and Industrial Ingredients Europe business operates a securitisation programme under which it receives cash from selling trade receivables. Under UK GAAP, the amounts received under this facility of £45 million were linked in presentation to the original amounts receivable. Under IAS39, the amounts received are shown as borrowings. Trade and other receivables are reduced for reclassification of derivative financial instruments of £14 million.

(iv) Cash and cash equivalents have been adjusted for the reclassification of currency swap contracts of £9m.

(v) Cumulative preference shares of £2 million have been reclassified as non-current borrowings.

(vi) Other reserves are adjusted by £1 million for unrealised fair value adjustments arising on available-for-sale financial assets (as explained in note (i)); a further reserve for deferred net gains on cash flow hedges of £11 million has been recorded in other reserves, net of attributable deferred taxation of £4 million.

(vii) Non-current and current trade and other payables are adjusted for reclassification of derivative financial instruments of £5 million and £35 million respectively, including £11 million relating to commodity trading contracts, as explained in note (ii).

(viii) Non-current borrowings are adjusted for reclassification of derivative financial instruments of £13 million, as explained in note (ii), and for cumulative preference shares of £2 million, as explained in note (v).

(ix) Current borrowings are adjusted for reclassification of derivative financial instruments of £21 million (including £11 million relating to reclassified interest accruals), as explained in note (ii), and for securitised receivables of £45 million, as explained in note (iii).

(x) Retained earnings are increased by £1 million net as a result of re-measurement differences arising on financial instruments at 1 April 2005.

(xi) The impact of adopting IAS32 and IAS39 on the Group's net debt profile is summarised as follows:

Increase in net debt	£m
Securitised receivables (note iii)	45
Reclassified preference shares (note v)	2
Reclassified interest accruals (note ix)	11
	58

10. Adoption of IAS32 and IAS39 (continued)

Reconciliation of consolidated equity as at 1 April 2005 for the effects of adopting IAS32 and IAS39
The effect on the Group's balance sheet of adopting IFRS at 31 March 2005 was shown in the Appendix to the Group's most recent annual report for the year to 31 March 2005. The effect on the equity of the Group at 31 March 2005 of the subsequent changes to its accounting policies as a result of adopting IAS32 and IAS39 was as follows:

	Notes	At 31 March 2005 £m unaudited	Effects of IAS 32/39 adoption £m unaudited	At 1 April 2005 £m unaudited
ASSETS				
Non-current assets				
Property, plant and equipment		1,262	–	1,262
Intangible assets		194	–	194
Investments in associates		3	–	3
Available-for-sale financial assets	(i)	–	17	17
Derivative financial instruments	(ii)	–	33	33
Loans and receivables	(i)	–	10	10
Other non-current assets	(i)	29	(29)	–
		1,488	31	1,519
Current assets				
Inventories		372	–	372
Trade and other receivables	(iii)	418	31	449
Derivative financial instruments	(ii)	–	35	35
Cash and cash equivalents	(iv)	384	(9)	375
Current asset investments	(i)	1	(1)	–
		1,175	56	1,231
TOTAL ASSETS		2,663	87	2,750
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Company's equity holders:				
Share capital and capital reserves	(v)	483	(2)	481
Other reserves	(vi)	124	8	132
Retained earnings	(x)	345	1	346
		952	7	959
Minority interest		29	–	29
TOTAL SHAREHOLDERS' EQUITY		981	7	988
LIABILITIES				
Non-current liabilities				
Trade and other payables	(vii)	8	(5)	3
Borrowings	(viii)	788	15	803
Derivative financial instruments	(ii)	–	20	20
Deferred income tax liabilities	(vi)	29	4	33
Retirement benefit obligations		244	–	244
Provisions for other liabilities and charges		118	–	118
		1,187	34	1,221
Current liabilities				
Trade and other payables	(vii)	404	(35)	369
Current income tax liabilities		23	–	23
Borrowings and overdrafts	(ix)	68	66	134
Derivative financial instruments	(ii)	–	15	15
		495	46	541
TOTAL LIABILITIES		1,682	80	1,762
TOTAL EQUITY AND LIABILITIES		2,663	87	2,750

11. Net margin analysis

	Six months to 30 September 2005 %	Six months to 30 September 2004 %	Year to 31 March 2005 %
Before exceptional items and amortisation of patents			
Food & Industrial Ingredients, Americas	**10.1**	8.5	9.3
Food & Industrial Ingredients, Europe	**7.1**	5.7	5.8
Sucralose	**44.6**	41.9	40.0
Sugars, Americas & Asia	**10.1**	11.7	8.4
Sugars, Europe	**3.3**	5.7	6.1
Group	**8.2**	8.4	8.3
After exceptional items and amortisation of patents			
Food & Industrial Ingredients, Americas	**10.1**	(2.0)	4.0
Food & Industrial Ingredients, Europe	**7.1**	5.7	5.3
Sucralose	**41.9**	38.7	36.5
Sugars, Americas & Asia	**10.1**	25.0	15.2
Sugars, Europe	**3.5**	5.6	5.9
Group	**8.1**	5.8	6.9

12. Ratio analysis

	Six months to 30 September 2005	Six months to 30 September 2004 restated	Year to 31 March 2005 restated
Net debt to EBITDA			
= Net debt	**612**	540	471
Annualised pre-exceptional EBITDA	**(2 x 217)**	(2 x 204)	406
	= 1.4 times	= 1.3 times	= 1.2 times
Gearing			
= Net debt	**612**	540	471
Total net assets	**1,061**	933	981
	= 58%	= 58%	= 48%
Interest cover			
= Operating profit before amortisation of patents and exceptional items	**153**	140	278
Net interest and finance expense	**17**	13	24
	= 9.0 times	= 10.8 times	= 11.6 times
Return on Net Operating Assets			
= Annualised profit before interest, tax and exceptional items	**(2 x 151)**	(2 x 138)	274
Average net operating assets	**1,637**	1,475	1,458
	18.4%	= 18.7%	=18.8%

Net operating assets are calculated as:			
Total net assets	**1,061**	933	981
Add back net borrowings (see note 8)	**612**	540	471
Add back tax liabilities	**37**	56	43
Net operating assets	**1,710**	1,529	1,495
Average net operating assets (i)	**1,637**	1,475	1,458

(i) Average Net Operating Assets for the period to 30 September 2004 and 31 March 2005 have been calculated prior to the adoption of IAS39. Average Net Operating Assets for the period to 30 September 2005 have been calculated using opening net assets at 1 April 2005 which, following the adoption of IAS39, are £69 million higher than at 31 March 2005.

4 November 2005 – Tate & Lyle PLC

Director Declaration

Following the announcement on 2 November 2005 of the appointment of Mr Robert Walker as a Non-Executive Director of Tate & Lyle PLC with effect from 1 January 2006, the information below is given in accordance with paragraph 9.6.13 of the Financial Services Authority's Listing Rules.

i) Mr Walker holds or has held directorships in the following publicly quoted companies in the past five years:

Name of company	Date of appointment	Date of resignation
WH Smith PLC	1 January 2005	Current
Wolseley plc	1 July 1999	Current
Signet Group plc	1 November 2004	Current
BAA plc	1 May 2004	31 January 2005
Severn Trent PLC	20 May 1996	3 February 2005

ii) There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Financial Services Authority's Listing Rules.

Robert Gibber
Company Secretary
Tate & Lyle PLC

Tate & Lyle PLC – 4 November 2005

Director/PDMR Shareholding

Tate & Lyle PLC (the 'Company') was informed on 4 November 2005 that on 4 November 2005, Mr Stuart Strathdee, an Executive Director of the Company, exercised an option under the Tate & Lyle 1992 Executive Share Option Scheme at 463 pence per share over 40,000 ordinary shares of the Company ('ordinary shares').

He subsequently sold 38,491 ordinary shares at 498.25 pence per share to pay the acquisition costs, tax and National Insurance, and retained 1,509 ordinary shares. Following this transaction, Mr Strathdee now has an interest in 80,992 shares in the Company.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.